Exhibit 99.1

AMENDMENT NO. 4, dated as of December 12, 2017 (this “Agreement”), among INTELSAT CONNECT FINANCE S.A., a public limited liability company (société anonyme) existing as société anonyme under the laws of the Grand Duchy of Luxembourg, having its registered office at 4, rue Albert Borschette, L-1246 Luxembourg and registered with the Luxembourg trade and companies’ register under number B149.942 (“Holdings”), INTELSAT JACKSON HOLDINGS S.A., a public limited liability company (société anonyme) existing as société anonyme under the laws of the Grand Duchy of Luxembourg, having its registered office at 4, rue Albert Borschette, L-1246 Luxembourg and registered with the Luxembourg trade and companies’ register under number B210.760 (the “Borrower”), BANK OF AMERICA, N.A., as administrative agent for the Lenders and collateral agent for the Secured Parties (in such capacities, the “Agent”), the Lenders party hereto and the Tranche B-3 Term Loan Lenders (as defined below) party hereto, to the Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment and Joinder Agreement, dated as of October 3, 2012, as further amended by the Amendment No. 2 and Joinder Agreement, dated as of November 27, 2013, as further amended by the Amendment No. 3 and Joinder Agreement, dated as of November 27, 2017 and as further amended, supplemented, amended and restated or otherwise modified from time to time prior to the Effective Date (as defined below)) (the “Credit Agreement”), among the Borrower, Holdings, the Agent and the Lenders party thereto. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

WHEREAS, the Borrower desires to amend the Credit Agreement on the terms set forth in Section 1 hereof (the “Amendments” and the Credit Agreement, as amended by the Amendments, the “Amended Credit Agreement”) and subject to the conditions set forth herein;

WHEREAS, pursuant to Section 14.1 of the Credit Agreement, the relevant Credit Parties and the Required Lenders may amend the Credit Agreement and the other Credit Documents for certain purposes;

WHEREAS, each existing Lender party hereto (each, a “Consenting Lender”) has agreed, on the terms and conditions set forth herein, to the Amendments;

NOW, THEREFORE, in consideration of the premises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1. Amendments to the Credit Agreement. The Credit Agreement is hereby amended as follows:

(a)    The following proviso is hereby inserted at the end of the first sentence of Section 2.14 of the Credit Agreement:

; provided that (i) Incremental Tranche B Term Loan Commitments may be incurred without regard to the conditions set forth in the preceding clause (A) and without regard to the minimums set forth in the preceding clause (B) to the extent that the Net Cash Proceeds from such Incremental Loan Commitments on the date of incurrence (or substantially concurrently therewith) are used to refinance Term Loans or Incremental Tranche B Term Loans.

(b) The following is hereby inserted as a new Section 2.15(d) of the Credit Agreement:

If any Extension Amendment after the Amendment No. 3 Effective Date applies to Tranche B-2 Term Loans (such Loans, “Extended Tranche B-2 Term Loans” ) and if the Applicable ABR Margin or Applicable LIBOR Margin for such Extended Tranche B-2 Term Loans is greater than the Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans by more than 50 basis points, then such Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans shall be increased to the extent necessary so that the Applicable ABR Margin or Applicable LIBOR Margin for the Extended Tranche B-2 Term Loans is 50 basis points higher than the Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans; provided, further, that in determining the Applicable ABR Margin or Applicable LIBOR Margin applicable to the Tranche B-3 Term Loans and the Extended Tranche B-2 Term Loans, (x) original issue discount (“OID”) or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower to the Lenders of the Tranche B-3 Term Loans or the Extended Tranche B-2 Term Loans in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity) and (y) any underwriting or arrangement fees payable to the arrangers or their Affiliates in connection with the Tranche B-3 Term Loans and Extended Tranche B-2 Term Loans shall be excluded.

(c) The definitions of “Repayment Amount” and “Repayment Date” are hereby removed from Section 1.1 of the Credit Agreement.

(d) (i) The title of Section 5.2(c) of the Credit Agreement is hereby changed to “Application of Prepayment Amounts” and (ii) the second sentence of Section 5.2(c) is hereby deleted in its entirety.

Section 2. Representations and Warranties. The Credit Parties represent and warrant to the Lenders as of the Effective Date that:

(a) no Default or Event of Default exists on the Effective Date before or after giving effect to the, the Amendments;

(b) on the Effective Date, before and after giving effect to the Amendments, all representations and warranties made by any Credit Party contained in Section 8 of the Credit Agreement or in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the Effective Date (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date); and

(c) the Borrower and its Subsidiaries shall be in pro forma (after giving effect to the Amendments) compliance with the covenants set forth in Section 11 of the Credit Agreement as of September 30, 2017 after giving effect to the Amendments.

Section 3. Conditions to Effectiveness. This Agreement shall become effective on the date (the “Effective Date”) on which each of the following conditions is satisfied or waived:

(a) Certain Documents. The Agent shall have received each of the following, each dated the Effective Date unless otherwise indicated or agreed to by the Agent and each in form and substance reasonably satisfactory to the Agent:

(i) executed signature pages hereto from Consenting Lenders constituting the Required Lenders;

(ii) certificate of an Authorized Officer of the Borrower to the effect that (x) each of the conditions set forth in Section 7.1 of the Credit Agreement and this Section 3 have been satisfied and (y) and the resolutions duly adopted by the board of directors of the Borrower on the Amendment No. 3 Effective Date authorize the execution, delivery and performance of this Agreement, and that such resolutions have not been modified, rescinded or amended and are in full force and effect.

(b) Fees and Expenses Paid. The Agent shall have received all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced at least one Business Day prior to the Effective Date, reimbursement or payment of all out-of-pocket expenses (including the legal fees and expenses payable pursuant to Section 4 hereof) required to be reimbursed or paid by the Borrower on or prior to the Effective Date hereunder or under any other Credit Document.

Section 4. Expenses. Borrower agrees to reimburse the Agent for its and the Lead Arrangers’ reasonable out-of-pocket expenses incurred by them in connection with this Agreement, including the reasonable fees, charges and disbursements of Cahill Gordon & Reindel LLP, and local counsel in each applicable jurisdiction.

Section 5. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all of which when taken together shall constitute a single instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission or by email in Adobe “.pdf” format shall be effective as delivery of a manually executed counterpart hereof.

Section 6. Applicable Law. The validity, interpretation and enforcement of this Agreement and any dispute arising out of the relationship between the parties hereto, whether in contract, tort, equity or otherwise, shall be governed by the internal laws of the State of New York but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of New York. Each of Holdings and the Borrower hereby irrecovably and unconditionally submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Credit Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York and appellate courts from any thereof.

Section 7. Headings. The headings of this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

Section 8. Effect of Amendment No. 4. Except as expressly set forth herein, this Agreement shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or any other Credit Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. As of the Effective Date, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference in the other Credit Document to the Credit Agreement (including, without limitation, by means of words like “thereunder,” “thereof” and words of like import), shall mean and be a reference to the Credit Agreement as amended hereby, and this Agreement and the Credit Agreement shall be read together and construed as a single instrument. This Agreement shall constitute a Credit Document. This Agreement and the Amended Credit Agreement shall not constitute a novation of the Credit Agreement or the other Credit Documents.

Section 9. Roles. It is agreed that Morgan Stanley Senior Funding, Inc. will act as lead arranger for the Amendments, but in such capacities shall not have any obligations, duties or responsibilities, nor shall incur any liabilities under this Agreement or any other Credit Document, and shall be subject to the exculpatory and indemnity provisions of the Credit Agreement as if it were an Agent under the Credit Agreement mutatis mutandis.

Section 10. Acknowledgement and Affirmation. Each of Holdings and the Borrower hereby (i) expressly acknowledges the terms of the Credit Agreement as amended hereby, (ii) ratifies and affirms, after giving effect to this Agreement, its obligations under the Credit Documents (including guarantees and security agreements) executed by Holdings and/or the Borrower and (iii) after giving effect to this Agreement, acknowledges, renews and extends its continued liability under all such Credit Documents and agrees such Credit Documents remain in full force and effect.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

INTELSAT JACKSON HOLDINGS S.A.

By:	/s/ Franz Russ
Name: Franz Russ
Title: Chairman & Chief Executive Officer

INTELSAT CONNECT FINANCE S.A.

By:	/s/ Michelle Bryan
Name: Michelle Bryan
Title: Deputy Chairman & Secretary

BANK OF AMERICA, N.A.,

By:	/s/ Don B. Pinzon
Name:	Don B. Pinzon
Title:	Vice President